Exhibit 99.1

BOS Reports Fourth Quarter and Year-End 2020 Financial Results

Second Consecutive Quarter with Growth in Revenues and Profit

RISHON LEZION, Israel, March 30, 2021 – BOS Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ: BOSC), reported its financial results for the fourth quarter and year-end 2020.

Fourth-quarter of the year 2020:

Revenues grew by 11% to $10.4 million from $9.4 million in the comparable quarter last year.

Operating profit amounted to $372,000, compared to an operating loss of $232,000 in the comparable quarter last year.

Net income amounted to $248,000, compared to a net loss of $322,000 in the comparable quarter last year.

The year 2020:

Revenue amounted to $33.6 million compared to $33.8 million in 2019.

Operating loss amounted to $651,000 compared to an operating loss of $631,000 in 2019.

Net loss amounted to $960,000 compared to a net loss of $913,000 in 2019.

Eyal Cohen, BOS' CEO, stated: "I am pleased with a second consecutive quarter with growth in revenues and net income. Regarding the year 2021, we expect our revenues to exceed $33 million and a net profit of above $1 million."

BOS will host a conference call on Tuesday, March 30, 2021, at 9:00 a.m. EDT - 4:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644. For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: http://www.boscorporate.com

About BOS

BOS is a global provider of custom-made robots and an integrator of off-the-shelf automation systems for industrial and logistics processes. BOS also provides supply chain services, mainly for the aerospace and defense industries worldwide.

For more information, please visit our websites:

Corporate - www.boscom.com | Robotics– www.imdecol.com

RFID – www.dimex.co.il | Supply Chain – www.odem.co.il

Contact:
Eyal Cohen, CEO
+972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information
BOS reports financial results in accordance with US GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company's presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company's operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements
The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd. (the Intelligent Robotics business line), inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2020	2019*	2020	2019
	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues	$33,551	$33,817	$10,426	$9,354
Cost of revenues	27,433	27,159	8,528	7,466
Gross profit	6,118	6,658	1,898	1,888
Operating costs and expenses:
Research and development	112	-	41	-
Sales and marketing	3,922	4,064	989	1,141
General and administrative	1,747	2,255	496	623
Impairment of intangible assets	517	356	-	356
Impairment of Goodwill	471	614	-	-
Total operating costs and expenses	6,769	7,289	1,526	2,120
Operating (loss) income	(651)	(631)	372	(232)
Financial expenses, net	(348)	(330)	(113)	(90)
Other income, net	39	-	(11)	-
Income before taxes on income (loss)	(960)	(961)	248	(322)
Taxes on income (Tax benefit)	-	(48)	-	13
Net income (loss)	$(960)	$(913)	$248	$(335)
Basic and diluted net income (loss) per share	$(0.22)	$(0.23)	$0.06	$(0.08)
Weighted average number of shares used in computing basic net income (loss) per share	4,298	4,053	4,346	4,258
Weighted average number of shares used in computing diluted net income (loss) per share	4,298	4,059	4,350	4,258
Number of outstanding shares as of December 31, 2020 and 2019, respectively	4,391	4,258	4,396	4,258

(*)The Intelligent Robotics division has been consolidated since June 1, 2019

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,036	$339
Restricted cash deposits	140	240
Trade receivables	9,172	10,063
Other accounts receivable and prepaid expenses	1,311	1,273
Inventories	4,871	5,407

Total current assets	16,530	17,322

LONG-TERM ASSETS	59	155

PROPERTY AND EQUIPMENT, NET	956	1,257

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	767	720

OTHER INTANGIBLE ASSETS, NET	40	598

GOODWILL	4,676	5,147

Total assets	$23,028	$25,199

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2020	December 31, 2019
	(Unaudited)	(Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$815	$664
Operating lease liabilities, current	557	551
Trade payables	5,492	6,503
Employees and payroll accruals	985	1,007
Deferred revenues	601	517
Advances, net of inventory in process	68	29
Accrued expenses and other liabilities	391	419

Total current liabilities	8,909	9,690

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	1,216	2,041
Operating lease liabilities, non-current	367	289
Long term deferred revenues	303	319
Accrued severance pay	364	303

Total long-term liabilities	2,250	2,952

SHAREHOLDERS' EQUITY	11,869	12,557

Total liabilities and shareholders' equity	$23,028	$25,199

CONDENSED CONSOLIDATED EBITDA- Unaudited

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2020	2019	2020	2019

Operating income (loss)	$(651)	$(631)	$372	$(232)
Add:
Impairment of goodwill and other intangible assets	988	970	-	356
Amortization of intangible assets	40	79	4	27
Stock based compensation	65	81	8	22
Depreciation	270	277	62	72
EBITDA	$712	$776	$446	$245

SEGMENT INFORMATION

(U.S. dollars in thousands)

	Supply Chain Solutions	RFID	Intelligent Robotics	Consolidated	Supply Chain Solutions	RFID	Intelligent Robotics	Consolidated
	Year ended December 31, 2020 (Unaudited)				Year ended December 31, 2019 (Audited)
Revenues	$18,594	$12,455	$2,502 *	$33,551	$19,750	$13,241	$826	$33,817

Gross profit (loss)	$3,724	$3,265	$(871)	$6,118	$3,750	$2,906	$2	$6,658

Impairment of goodwill and intangible assets	$-	$-	$(988)	$(988)	$-	$-	$(970)	$(970)

Operating Income (loss)	$1,130	$941	$(2,722)	$(651)	$1,137	$(126)	$(1,642)	$(631)

Balance of other intangible assets related to segment	$-	$40	$-	$40	$-	$60	$538	$598

Balance of Goodwill related to segment	$-	$4,676	$-	$4,676	$-	$4,676	$471	$5,147

(*) The Intelligent Robotics division has been consolidated since June 1, 2019

SEGMENT INFORMATION

(U.S. dollars in thousands)

	Supply Chain Solutions	RFID	Intelligent Robotics		Consolidated	Supply Chain Solutions	RFID	Intelligent Robotics	Consolidated
	Three months ended December 31, 2020 (Unaudited)					Three months ended December 31, 2019 (Unaudited)
Revenues	$4,769	$3,522	$2,135	*	$10,426	$5,499	$3,615	$240	$9,354

Gross profit (loss)	$842	$1,042	$14		$1,898	$980	$945	$(37)	$1,888

Impairment of goodwill and intangible assets	$-	$-	$-		$-	$-	$-	$(356)	$(356)

Operating Income (loss)	$134	$398	$(160)		$372	$279	$156	$(667)	$(232)

Balance of other intangible assets related to segment	$-	$40	$-		$40	$-	$60	$538	$598

Balance of goodwill related to segment	$-	$4,676	$-		$4,676	$-	$4,676	$471	$5,147

(*) The Intelligent Robotics division has been consolidated since June 1, 2019